

January 28, 2022

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

      Re: Adit EdTech Acquisition Corp.
           Registration Statement on Form S-4
           Filed December 23, 2021
           File No. 333-261880

Dear Mr. Shrier:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers about the Transaction Proposals for ADEX Stockholders, page 5

1.   Please include a question explaining GRIID's business or providing a cross-reference to the sections where GRIID's business is discussed. Tell us if GRIID intends to expand its mining operations to include digital assets other than bitcoin in the foreseeable future. Please also add a question that explains what will happen in the business combination together with a discussion about how cash held in the trust account will be used at closing.

Q: Did the board of directors of ADEX obtain a fairness opinion in determining whether or not to proceed with the merger?, page 9

2.   Please clarify that the fairness opinion you obtained addresses fairness to all shareholders of ADEX as a group as opposed to only those shareholders unaffiliated with the sponsor

or its affiliates.

Q: What interests do our sponsor, current officers and directors have in the merger?, page 11

3.   Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

4.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Q: Do I have redemption rights?, page 12

5.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. It also appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Please also revise to note that the deferred underwriting commissions are contingent on completion of your business combination.

6.   Please clarify whether public stockholders who redeem their shares will be able to retain their warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. We also note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

7.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Q: If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 14

8.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all

shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Risk Factors, page 36

9. Please advise whether you will be a controlled company under the rules of the NYSE following the business combination. If so, please provide risk factor disclosure of this status and the corporate governance exemptions available to you as a controlled company.

The terms of the credit agreement with Blockchain restrict GRIID's current and future operations..., page 37

10. Consider expanding your discussion of the credit agreement to discuss that it limits GRIID to obtaining only permitted acquisitions as defined therein.

The "halving" of rewards available on the bitcoin network..., page 50

11. Please expand this risk factor to address that the next "halving event" is expected to occur in March 2024.

Bitcoin's status as a "security" in any relevant jurisdiction is subject to a high degree of uncertainty..., page 66

12. Please describe your internal processes for how you determine whether particular digital assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators. Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

We have identified a material weakness in our internal control over financial reporting..., page 75

13. We note that you have identified a material weakness in your internal control over financial reporting and have implemented remedial measures. Please disclose how long you estimate it will take to complete your remediation plans and any associated material costs that you have incurred or expect to incur.

Past performance by Adit Ventures, including our management team, may not be indicative of future performance of an investment in ADEX..., page 84

14. Please clarify your relationship to Adit Ventures here and references to Adit under "Certain ADEX relationships and related party transactions" on page 233.

The provision of our proposed charter requiring exclusive forum in the state courts in the State of Delaware..., page 88

15. We note you describe here how Section 22 of the Securities Act creates concurrent

jurisdiction for federal and state courts. Please disclose that your second Adit Edtech Acquisition Corp. charter proposes that the U.S. federal district courts will be the exclusive forum for claims arising under the Securities Act to the extent permitted by law. Clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Background of the Merger, page 114

16.   When you refer to the ADEX board of directors in your background of the business combination, please confirm that you mean all members of your board or, if not, revise accordingly. You state that Mr. D'Agostino recused himself from all further discussions or negotiations between ADEX and GRIID, but please clarify whether he was present at the board meetings concerning the acquisition. In addition, consider expanding the description of the transaction timeline to include disclosure about:

- whether the sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;

- whether the sponsor has other SPACs in the process of searching for a target company, whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

- material details about the 3 non-binding letter of intent proposals and any confidentiality agreements entered into with potential target companies;

- any discussions relating to the underlying assumptions for the financial projections provided by GRIID's management;

- any discussions involving continuing employment or involvement for any persons affiliated with ADEX before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between ADEX's sponsors and additional investors;

- the negotiation of any contingent payments to be received by shareholders of GRIID; and

- the negotiation of any arrangements for any shareholder to waive its redemption rights.

17.   On page 117 you state that "Certain ADEX Relationships and Related Party Transitions" will contain additional information about the conflict waivers entered into with Deucalion, Aequum, and Troutman. However, these parties are not discussed on page 233. Please advise or revise accordingly.

18.   We note that in late June 2021 GRIID provided ADEX with a pitch deck containing

financial projections for GRIID and at the meeting on August 13, 2021, management's preliminary valuation analysis of GRIID was discussed. Please disclose any alternative cases or sets of financial projections that were produced apart from what is disclosed in your registration statement or tell us why they are not material to investors.

19. To the extent material, please summarize the operational due diligence findings and cybersecurity due diligence findings presented to ADEX's board on October 1, 2021.

Voting Agreement, page 114

20. Please identify the holder party to your voting agreement covering approximately 64.0% of GRIID's membership units. Please confirm that this agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of GRIID and that the person signing the agreement owns less than 100% of the voting equity of the target.

Certain GRIID Projected Financial Information, page 128

21. In light of GRIID's limited operating history, please explain to us why you believe you have a reasonable basis for presenting financial forecasts through 2024. Please also disclose all material estimates and assumptions that were made to compile the financial projections. Please address, for example:

- the basis for assuming the price of bitcoin will grow at the same rate each year over the four-year period;

- how you determined that the network hashrate will be 34,992,725 in 2024;

- whether you assumed increases in ASIC efficiency, and, if so, what rate you used for your assumptions; and

- how you considered the block reward halving expected to occur in 2024.

Interests of Certain Persons in the Merger, page 131

22. We note that during a board meeting on October 1, 2021, counsel discussed with the board their fiduciary duties in the context of a potential business combination transaction with GRIID. To the extent not already addressed, please revise your conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. We also note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target. In addition, please clarify how the board considered these conflicts in negotiating and recommending the business combination.

23.   Please expand your disclosure regarding the sponsor's ownership interest in the combined company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Unaudited Pro Forma Condensed Combined Financial Information, page 153

24.   Please address the following in regard to your pro forma financial information:

- On the face of the unaudited pro forma condensed combined balance sheet, ensure that the footnote reference to (K) is appropriate; and

- Revise your unaudited pro forma condensed combined statements of operations to reflect the income tax adjustments (L) and (N) in the column labeled as Transaction Accounting Adjustments.

Accounting for the Merger, page 155

25.   You indicate that you are currently evaluating the accounting treatment related to warrants upon the close of the merger at which point ADEX expects that the warrants held by the initial stockholders will be subject to liability accounting. Please provide us with your accounting analysis, including how your accounting conclusion has changed from the conclusion noted on page F-32 that both the public and private are properly classified as equity instruments.

Information about GRIID, page 178

26.   Please clarify your statement that you "intend to hold enough fiat currency or hedge enough of our bitcoin exposure to cover [y]our projected near-term fiat currency needs, including liabilities and anticipated expenses and capital expenditures over the course of six to 18 months." Explain what you mean by hedge your bitcoin exposure. Please explain whether you are utilizing hedging strategies to manage this exposure.

27.   We note your disclosure that you safeguard your bitcoin through offline storage solutions that require third-party custody solutions and multi-factor authentication. Please provide detailed disclosure about your security, third-party custody solutions, and any other material storage operations that you use. Address any risks or challenges related to custody, such as the threat of a cybersecurity breach.

Our Products and Services, page 183

28.   You indicate that activities related to or adjacent to your bitcoin mining business are generally not performed on behalf of third parties or sold into the market. Tell us the extent to which you conduct these activities for customers, and address your accounting for these arrangements in your revenue recognition policy disclosures, to the extent material.

<u>Material Agreements, page 184</u>

29.   Please provide us with your analysis of whether the Data Black River Development and
        Operation Agreement contains a lease under ASC 842.

<u>Environmental Initiatives, page 186</u>

30.   Please expand your disclosure regarding the prioritization of your carbon-free expansion.
        For example, please describe how your existing power arrangements qualify as 74%
        carbon-free and provide details about your plan to achieve 90% carbon-free power by the
        end of 2023. Explain how the Union Data Power Supply Agreement, Red Dog Power
        Supply Agreement, and Data Black River Development and Operation Agreement relate
        to your carbon-free expansion. Please also disclose your basis for stating that your "price
        and carbon-free percentage" of energy mix position you as a market leader on page 180.
        Clarify your basis for determining that you will have one of the lowest electricity costs
        when compared to your publicly traded peers as disclosed on page 193.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of
GRIID, page 191</u>

31.   We note you intend to sell bitcoin that you mine to fund operations on an as-needed basis.
        Please disclose in greater detail your long-term strategy for the portfolio of bitcoin you
        plan to hold and accumulate. For example, please tell us if you plan to hold bitcoin for
        appreciation or for other business purposes such as lending the bitcoin to third parties or
        otherwise leveraging it to generate additional revenues.

32.   Please tell us why you are borrowing cryptocurrencies and if you borrow digital assets
        other than bitcoin now or plan to do so in the future. Please file a copy of any relevant
        material financing agreements and amend your description of material contracts on page
        184 to reflect any such arrangements, including the repayment terms.

<u>Bitcoin Mining Results, page 195</u>

33.   Please tell us why you purchased cryptocurrencies in 2020. Explain whether it was for
        investment purposes, transaction currency or another purpose and discuss how this relates
        to your business purpose. Disclose whether these purchases consisted solely of bitcoin or
        included other types of digital assets and whether you hold or intend to hold digital assets
        other than bitcoin (whether through sales of bitcoin, direct purchases, or through another
        manner). Expand your tabular disclosure depicting your bitcoin and cryptocurrency
        balances to reflect any such other forms of digital assets that you hold or transacted and in
        what amounts. Please also provide this disclosure as of the same dates and for the same
        periods for which audited consolidated financial statements are required.

Results of Operations for the Three Months Ended September 30, 2021 and 2020
Operating Expenses, page 199

34.   In your discussion of cost of revenues, you indicate here and on page 202 that GRIID anticipates that its cost per MWh will decrease as the usage at its two new facilities increases, but the cost per MWh used increased significantly compared to the respective prior periods. Please revise to disclose the actual cost per MWh for each of the periods presented.

35.   In your discussion of impairment of cryptocurrencies, please explain why you state here and at the top of page 204 that the amount of impairment is not further adjusted to reflect further fluctuations in bitcoin's price once cryptocurrency is impaired. In this regard, we note that GRIID records an impairment loss for any holding for which the carrying value is greater than the end of day spot rate.

Non-GAAP Financial Measures, page 207

36.   Please explain why you believe that adjusting for impairment and gains/losses due to volatility in cryptocurrencies provides useful information to investors in light of GRIID's intention to exchange bitcoin for fiat currency to fund its operations as well as the recurring nature of this charge. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Operating and Capital Expenditure Requirements, page 213

37.   Please revise the statement that you believe your existing cash, cash equivalents, together with cash provided by operations and funding from debt or equity issuances, will be sufficient to meet your needs for at least the next 12 months, considering your history of net cash used in operating activities.

Beneficial Ownership of Securities, page 230

38.   It appears that your sponsor's beneficial ownership presentation will assume that no IPO warrants or private placement warrants are exercised. Please revise here or elsewhere to disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Certain ADEX Relationships and Related Party Transactions, page 233

39.   Please identify the name of the entity affiliated with John D'Agostino that GRIID entered into an engagement letter with on April 17, 2021.

Certain GRIID Relationships and Related Party Transactions, page 235

40.   With respect to the development and operation agreement with Helix Digital Partners, please disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of Neal Simmons' interest in the transaction. Refer to Item 404(a) of Regulation S-K.

Certain U.S. Federal Income Tax Considerations, page 259

41.   The merger agreement indicates that the parties intend for the merger to be tax free to U.S. holders who receive shares in the business combination under Section 351(a) of the Internal Revenue Code. To support such a conclusion, please include an opinion of counsel that supports this conclusion. See Item 601(b)(8) of Regulation S-K.

Unaudited Interim Financial Statements of Adit EdTech Acquisition Corp.
Unaudited Condensed Statements of Operations, page F-20

42.   Please restate to present the correct number of basic and diluted weighted average shares of common stock outstanding for the three months ended September 30, 2021, to be consistent with your net income (loss) per share of common stock disclosure on page F-31.

Notes to Unaudited Condensed Financial Statements
Note 2 - Restatement of Previously Issued Financial Statements, page F-26

43.   We note that you have determined that the impacts of the restatement were quantitatively material to previously presented financial statements. We further note that the company filed an Item 8.01 Form 8-K on January 21, 2021 that included an audited balance sheet dated January 14, 2021. Please explain why a restated balance sheet as of January 14, 2021 was not subject to an audit. Provide your materiality analysis and ensure that you address that the changes to the line items are significant.

Consolidated Financial Statements of GRIID Infrastructure LLC and Subsidiaries
Consolidated Statements of Operations, page F-41

44.   Please help us understand the reasons for presenting gains and losses from holding and selling cryptocurrency outside of (Loss) income from operations as an other income and (expense) item. Tell us how this presentation is consistent with your statement that you "intend from time to time to exchange [y]our bitcoin for fiat currency to fund [y]our operations on an as-needed basis, based on a variety of market and operational conditions." Also, consider that the mining of cryptocurrency in exchange for consideration is an output of your ordinary business activities.

Note (3) Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Consolidated Statements of Cash Flows, page F-43

45.   Please explain why you believe classifying the cash flow activities from purchasing and selling of cryptocurrencies as investing activity is proper. Provide an accounting analysis that supports your presentation. We refer you to ASC 230-10. Also, tell us how long you hold earned and purchased bitcoin. We note that you disclose that you sell quantities of the bitcoin mined to pay operating expenses. You also utilize bitcoin to purchase new

mining equipment, as well as to maintain, update and repair existing miners. In this regard, please clarify if the earned and purchased bitcoin is acquired for resale and held for a short period of time.

Cryptocurrencies, page F-46

46.   Please tell why you believe testing cryptocurrency assets for impairment on a daily basis as of 11:59PM UTC is the proper time to measure and recognize an impairment loss. We note you also state this time is also used for the cutoff of all cryptocurrency-related transactions, including recognizing revenue; recording the borrowing, repayment, purchase, and sale of cryptocurrency; and assessing the fair value of the embedded derivative in the Company's cryptocurrency notes payable. Cite the literature that supports your accounting. We refer you to ASC 350-30-35-20.

47.   Revise your disclosure to clarify that there are no cash flows from cryptocurrencies included in the cash flow for operating activities since the revenue recognized from earning bitcoin is a non-cash activity. In this regard, please revise your statement that "cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows."

Property and Equipment, page F-46

48.   Please revise to disclose the relevant estimated useful lives of each of the categories of property and equipment disclosed in Note (6).

Revenue Recognition, page F-48

49.   We note you state "the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the bitcoin blockchain." You further state that revenue is recorded net of the mining pool operating fees. Please clarify whether the digital asset transaction fees are the same as the mining pool operating fees. Please clarify why the disclosure is referencing two different presentations. Also, tell us whether you receive consideration net of these fees or if you make a separate payment to the mining pool operator. Provide your support for accounting for these fees. We refer you to ASC 606-10-32-25.

50.   We note your disclosure on page F-49 that "Because it is not probable that a significant reversal of cumulative revenue will occur." Please clarify whether the reference should be that a reversal will <u>not</u> occur. We refer you to ASC 606-10-32-11. Revise your disclosures accordingly.

51.   Please clarify when you are recognizing revenue. Your disclosure states that revenue is recognized at fair value on the date received, however, you also state that you receive confirmation of the consideration you will receive, at which time revenue is recognized.

Tell us how you comply with ASC 606-10-32-21 to 32-24. That is, please tell us how you comply with recognizing the estimated fair value of the non-cash consideration at contract inception. Provide your analysis supporting your assertion that the differences between recording fair value at the date the bitcoin is received is not materially different than the estimated fair value at contract inception.

52.   You state "The provision of providing such computing power is the only performance obligation in the Company's contracts with mining pool operators." Please clarify whether you satisfy your performance obligation over time or at a point in time. Please provide your analysis of how you considered ASC 606-10-25-24.

53.   Please clarify for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your reply, please clarify whether your right or the pool operator's right to terminate the contract governing your participation in the pool is conditional. Please also summarize the material rights and obligations of each party to your pool participation contracts.

54.   Please confirm, if true, that you only mine the bitcoin blockchain. Describe the approximate time interval for each blockchain between successful block placements.

55.   Please clarify for what computing power you are compensated. For example, is the Company only compensated for successful block placement by the pool operator; that is, is the Company entitled to any compensation for computing power provided for a block that the pool operator is not successful in placing?

56.   Please clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

57.   We note you disclose that "There is currently no specific, definitive guidance under U.S. GAAP" and you make a statement indicating that there is no authoritative guidance. Please help us understand the basis for these statements and your accounting policies and consider the need to revise or remove these statements.

Cryptocurrency Borrowings, page F-49

58.   Describe the material rights and obligation of both parties to the borrowings. Indicate whether collateral was required. Explain how you were accounting for the borrowed bitcoin and collateral, if any. Cite the literature that supports your accounting. Consider revising your disclosure to state how the borrowed cryptocurrency was accounted for and the balance sheet line item it was presented in.

Note (5) Cryptocurrencies, page F-53

59.   We note that the table discloses that you utilize bitcoin to pay for interest expense and other expenses. In addition, we note that you purchase mining equipment with bitcoin. Since the bitcoin is presented at its carrying value, please tell us how you are accounting for the use of bitcoin to settle your obligations. Cite the literature that supports your

accounting.

Note (13) Commitments and Contingencies
Litigation, page F-61

60.   Please revise to address the legal proceedings described on page 189. Refer to ASC 855-10-50-2. We also note that your disclosure on page F-81 indicates that you had no pending or threatened litigation as of September 30, 2021. Please also update this disclosure for your pending legal proceedings, accordingly.

Note (16) Subsequent Events, page F-63

61.   We note that you completed a 10,000 to 1 split of authorized, issued and outstanding Units on April 14, 2021. Please retrospectively adjust your financial statement disclosures to give effect to the split.

Unaudited Consolidated Financial Statements of GRIID Infrastructure LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 11. Unit-based Compensation, page F-78

62.   Please address the following in regard to your incentive unit-based compensation:

- Revise to provide a description of the significant assumptions used during the periods to estimate the fair value of incentive unit ("IU") awards. Refer to ASC 718-10-50-(f)(2);

- We note that expense related to the IUs is recognized over the vesting period of each IU. Please explain why the amount of unit-based compensation expense for the periods is different from the total fair value of IUs vested based on grant date fair value during the periods; and

- Tell us how the estimated fair value per share compares to your valuations. Continue to provide us with updates to your analysis for all equity related transactions through the effectiveness date of the registration statement.

General

63.   Please revise your disclosure to account for any anti-dilution provisions. We note, for example, that immediately prior to its effective time and pursuant to the Agreement and Plan of Merger, Blockchain Access UK Limited will be granted warrants in the Class B shares of Griid Infrastructure LLC. In addition, the credit agreement with Blockchain Access UK Limited appears to grant certain anti-dilution protections in New GRIID to Blockchain Access UK Limited. Please also file the Annexes to the credit agreement filed as Exhibit 10.8 that are not attached thereto.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kerry Shannon Burke